Exhibit 5.1

February 15, 2013

Cullen/Frost Bankers, Inc.

100 West Houston Street

San Antonio, Texas 78205

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 6,000,000 shares (the “Shares”) of the 5.375% Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $25 per share, of Cullen/Frost Bankers, Inc., a Texas corporation (the “Company”), I, as Executive Vice President, Corporate Counsel and Secretary of the Company, have examined such corporate records, certificates and other documents, and such questions of Texas law, as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, I advise you that, in my opinion, the Shares have been validly issued and are fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Texas, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible and have assumed the legal capacity of all natural persons and that all signatures on documents examined by me were genuine, all documents submitted to me as originals are authentic and all documents submitted to me as certified or photostatic copies conform with the original copies of such documents.

I hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Shares and to the reference to us under the heading “Legal Matters” in the prospectus supplement relating to the Shares. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Stanley E. McCormick, Jr.